Via Facsimile and U.S. Mail
Mail Stop 6010

March 30, 2006

Mr. V.S. Vasudevan
Chief Financial Officer
Dr. Reddy's Laboratories Limited
7-1-27, Amerpeet
Hyderabad, Andhra Pradesh 500 016
India

      Re: Dr. Reddy's Laboratories Limited
              Form 20-F for Fiscal Year Ended March 31, 2005
              File No. 001-15182

Dear Mr. Vasudevan:

      We have reviewed your response letter dated March 1, 2006 to our comment letter dated February 2, 2006 and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2005

Notes to Consolidated Financial Statements

16. Research and Development Arrangement, page F-26

1.   We acknowledge your response to comment 5 of our letter dated February 2, 2006. Your references to SFAS No. 68 and SAB No. 104 do not appear to support your accounting treatment related to the up-front payment of Rs. 985.4 million ($22.5 million U.S.) pursuant to your agreement with I-VEN. Tell us whether you initially recorded the entire up-front payment to deferred revenue and specify the accounting literature that supports recognizing it through credits to research and development expense, as opposed to revenue. In this connection, tell us and provide us with additional information, in a disclosure-type format,

that clarifies how you classify the milestone payments received under the I-VEN agreement; that is, as credits to research and development expense or as revenue.

23. Other (Expense)/Income, Net, page F-33

2.   We acknowledge your response to comment 6 of our letter dated February 2, 2006 and request that you provide us with further information, in a disclosure-type format, for the following:

- It appears that inherent in the loss on the sale of your majority-owned stake in Compact Electric Limited ("Compact"), there were impairments of assets that should have been recorded as required under GAAP such as FAS 142 and FAS 144. The staff believes consistent with paragraph 45 of FAS 144, that the loss on sale of Compact should be included within operating income (loss).

- Please tell us the specific amount of each item classified within "other" and provide us with your accounting basis for classifying those items outside of operating income/(loss) for each of the periods presented, referring to the applicable authoritative literature.

- Please outline the nature of each "excess liability written-back;" that is, tell us the initial business purpose for each and delineate the circumstances that led you to reverse the excess amounts into other income. Please refer to the authoritative U.S. GAAP literature that supports your conclusion.

*   *   *   *

Please provide us with the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant